Exhibit 99.1

CI Financial to Acquire McCutchen Group, a $3.4-Billion Ultra-High-Net-Worth Wealth Manager Based in Seattle

Addition of multi-family office RIA boosts CI’s U.S. wealth assets to US$83 billion

MIAMI & TORONTO & SEATTLE--(BUSINESS WIRE)--October 21, 2021--CI Financial Corp. (“CI”) (TSX:CIX; NYSE:CIXX) and McCutchen Group LLC ( “McCutchen Group”) today announced an agreement under which CI will acquire McCutchen Group, an ultra-high-net-worth focused wealth management firm with US$3.4 billion in assets under management.

As a trusted advisor to a select group of individuals and families across the country, the Seattle-based firm provides comprehensive financial advisory services ranging from investment management to tax, charitable and estate planning, as well as family office services. Founded in 2007, McCutchen Group is guided by a client-first mentality that allows it to deliver a high level of personal service.

“McCutchen Group is an exceptional multi-family office RIA with deep client relationships, developed through extensive experience serving the complex needs of the ultra-high-net-worth segment,” said Kurt MacAlpine, CI Chief Executive Officer. “McCutchen Group further enhances our presence and expertise in this space, which is critical to CI Private Wealth becoming the leading wealth management platform in the U.S. for high-net-worth and ultra-high-net-worth individuals and families.

“In addition, McCutchen Group is CI’s first office in the Pacific Northwest and provides a solid foundation for continued growth in that region.”

“CI is an ideal partner for us and our clients, given the strong alignment of culture and values and its commitment to a client-focused model,” said Matt McCutchen, Founder and Chief Executive Officer of McCutchen Group. “Working with CI will allow us to expand and enhance the services we offer our clients while preserving the advisory model that our clients value.”

Since entering the U.S. registered investment advisor sector in January 2020, CI has become one of the country’s fastest-growing national wealth management platforms. This transaction is expected to boost CI’s U.S. wealth management assets to approximately US$83 billion (C$106 billion), with CI’s total assets globally amounting to approximately US$260 billion (C$329 billion).

The Asset & Wealth Management Investment Banking Group of Raymond James & Associates, Inc. acted as financial advisor to McCutchen Group and Perkins Coie served as legal advisor. CI’s legal advisor was Hogan Lovells US LLP. This transaction is expected to close later this year, subject to regulatory approval and other customary closing conditions. Financial terms were not disclosed.

All financial amounts are as of September 30, 2021.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$320.4 billion (US$252.7 billion) in client assets as at September 30, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Budros, Ruhlin & Roe, Inc., Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, Portola Partners Group LLC, Radnor Financial Advisors, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of McCutchen Group will be completed and its asset levels will remain stable that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com